UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 10, 2012, entitled "Notifiable trading".

Notifiable trading

The following managers in Statoil ASA have on May 9, bought Statoil ASA shares at a price of NOK 148.40 per share.

Number of acquired shares and their new total share holding is listed in the table below.
The trade has been made through DNB Markets.

Name	Bought	New share holding
Dodson, Timothy	2 377	14 946
Gjærum, Reidar	1 458	15 277
Klouman, Hans Henrik	2 432	10 714
Knight, John Nicholas	10 704	39 174
Lund, Helge	6 355	50 656
Mellbye, Peter	1 847	24 132
Michelsen, Øystein	2 572	18 292
Reitan, Torgrim	2 242	15 467
Sjøblom, Tove Stuhr	2 040	7 917
Skeie, Svein	1 219	11 985
Sætre, Eldar	2 510	20 844
Thomsen, Kåre	1 104	14 292
Øvrum, Margareth	2 836	25 792

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

The Statoil Fuel & Retail primary insider, Jon Arnt Jacobsen, has today 09 May bought Statoil ASA shares at a price of NOK 148.40 per share.

Number of acquired shares and new total share holding is listed in the table below.

Name	Bought	New share holding
Jacobsen, Jon Arnt	1 881	22 106

This information is subject of the disclosure requirements acc. to § 4-1 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 10, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer